Exhibit 99.122

PRESS RELEASE

Torque Esports expands motorsport media operations with WTF1

●	Website and social media brand reaches 12 million motorsport enthusiasts each month

●	87% of WTF1 users are between 18-44 years old

●	Torque motorsport YouTube platforms now reaches more than 650,000 subscribers

MIAMI, FL (Thursday, April 2, 2020) – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque Esports” or the “Company”) has expanded its motorsport-themed media operations with the acquisition of the UK-based Formula 1-themed brand WTF1 from Dennis Publishing.

WTF1 was founded in 2010 by motorsport enthusiast Tom Bellingham. His vision was to serve and connect with a new generation of motorsport fans who engage purely on social media. The brand was acquired by Dennis Publishing in 2017 and is now part of the Torque Esports group.

The WTF1 brand’s online presence features:

●	12 million motorsport enthusiasts reached every month

●	450,000 Facebook fans

●	450,000 subscribers on YouTube channel fronted by Matt Gallagher

●	495,000 Instagram followers

●	87% of users are between 18-44 years old

The acquisition of WTF1 com compliments the recent launch of “The Race” YouTube and website motorsport news portal.

“WTF1 looks at Formula 1 and motorsport from a very different perspective. This is not a hard-core news site, it showcases what is a very serious sport in an extremely light-hearted manner,” Torque Esports President and CEO, Darren Cox said.

“The size of the social media reach for WTF1 and the young demographic of its audience does an incredible job in not only looking after existing fans, but reaching a new audience.”

“Tom and his team plus Dennis Publishing have done a great job with the WTF1 brand and its audience. The team at Torque Esports is looking forward to helping them further grow the brand.”

“With WTF1 we further broaden our our media reach. The Race YouTube and The-Race.com are the best in business with insightful motorsport news and breaking new ground in esports. WTF1 covers the sport from a totally different perspective with a significantly different audience.”

Torque Esports is renowned as a global innovator in esports racing with the World’s Fastest Gamer competition which takes sim racers and gives them the chance to compete to become a real world race driver – a prize worth in excess of US$1 million.

Torque’s motorsport and esport operations also include the France-based gaming studio Eden Games – the publisher of the popular Gear.Club mobile racing game and developer of the F1 Mobile game on behalf of gaming brand, Codemasters.

Torque has also commenced the proposed acquisition of motorsport simulator company Allinsport and recently launched “The Race” motorsport news media brand – online, on social media and on YouTube.

“I’m happy that WTF1 has found a new home with people that really get what we’re all about,” WTF1 founder Tom Bellingham said.

“During our first chat together, crazy ideas were flying around and crazy ideas are what we do best! The news means we can continue to provide fellow motorsport nerds with fun and relatable content but even better than ever before. We can’t wait to see what the future holds.”

WTF1 was purchased by Torque Esports from Dennis Publishing for £450.000.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company Allinsports – Torque offers gamers everything from free-to-play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the completion of the acquisition of Allinsports and the “The Race” brand. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. There can be no assurance that the acquisitions of Allinsports and the “The Race” brand will occur, or that it will occur on the terms and conditions contemplated in this news release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com

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